UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.
(Translation of registrant’s name into English)

Hai Wai Hai Tongxin Mansion Floor 6 Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310008
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands company (the “Company”) furnishes under the cover of Form 6-K the following:

Submission of Matters to a Vote of Security Holders.

On March 18, 2022, the Company held a 2022 Extraordinary General Meeting of Shareholders (the “Meeting”) for discussion and approval of a series of proposals. A quorum was present at the Meeting as required by the Amended and Restated Memorandum and Articles of Association of the Company. The final voting results for each proposal submitted to a vote of shareholders at the Meeting are as follows.

1.	A proposal that the Company effects a reverse stock split to the Company’s issued and outstanding ordinary shares, par value $0.001 per share (the “Ordinary Shares”), by way of a consolidation of existing issued and outstanding Ordinary Shares at an exchange ratio of one-for-twelve (1:12) (the “RS Ratio”) such that the number of authorized Ordinary Shares is decreased and the par value of each Ordinary Share is increased by the RS Ratio (the “Reverse Stock Split”) with such Reverse Stock Split to be effected at such time and date, if at all, as determined by the Board of the Directors of the Company in its discretion (“Share Consolidation”).

For	Against	Abstain
18,645,753	256,371	92,465

2.	A proposal to approve the share capital of the Company immediately as a result of the Reverse Stock Split and the Share Consolidation under Proposal 1 increasing from “US$510,000 divided into (i) 41,666,667 Ordinary Shares of a par value of US$0.012 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each” to “US$6,010,000 divided into (i) 500,000,000 Ordinary Shares of a par value of US$0.012 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each” by the creation of an additional 458,333,333 Ordinary Shares of a par value of US$0.012 each to rank pari passu in all respects with the existing ordinary shares (the “Authorized Share Capital Increase”).

For	Against	Abstain
18,056,264	840,714	97,611

3.	A proposal to consider and approve by special resolution the amendment and restatement of the memorandum and articles of association with the form of second amended and restated memorandum and articles of association attached as an Annex to the report on Form 6-K filed by the Company on March 1, 2022 (the “Second Amended and Restated Memorandum and Articles of Association”) to reflect the above Reverse Stock Split, Share Consolidation and Authorized Share Capital Increase, including without limitation, amending clause 8 of the Memorandum of Association and clause 3(1) of the Articles of Association. To consider and approve that, subject to implementation by the Board, in their sole discretion of the foregoing proposals 1 and 2, upon receipt of the approval of the shareholders of the Company by special resolution, the Second Amended and Restated Memorandum and Articles of the Company be adopted as the Memorandum and Articles of the Company, to the exclusion of the existing Articles.

For	Against	Abstain
18,036,629	695,967	261,993

Pursuant to the foregoing votes, (1) the Company will effect a reverse stock split to the Company’s Ordinary Shares, by way of a consolidation at the RS Ratio (1:12), with such Reverse Stock Split to be effected at such time and date, if at all, as determined by the Board of the Directors of the Company in its discretion; (2) the share capital of the Company immediately as a result of the Reverse Stock Split and the Share Consolidation under Proposal 1 increases from “US$510,000 divided into (i) 41,666,667 Ordinary Shares of a par value of US$0.012 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each” to “US$6,010,000 divided into (i) 500,000,000 Ordinary Shares of a par value of US$0.012 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each”; and (3) the amendment and restatement of the memorandum and articles of association will be amended and restated with the form of second amended and restated memorandum and articles of association to reflect the above Share Consolidation and Authorized Share Capital Increase, including without limitation, amending clause 8 of the Memorandum of Association and clause 3(1) of the Articles of Association. Upon receipt of the approval of the shareholders of the Company by special resolution, subject to implementation by the Board, in their sole discretion of the foregoing proposals 1 and 2, the Second Amended and Restated Memorandum and Articles of Association will be adopted as the Memorandum and Articles of the Company, to the exclusion of the existing Articles.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2022	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

2